"Filed by Versant Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No.: 0-28017"

        "The following is the text of Quotes regarding the proposed merger between Versant Corporation and Poet Holdings, Inc. that appears on Versant's website"

        "This merger will create a company that can partner with global customers to help them realize their vision for storing, integrating, analyzing and acting on real-time data."

Manish Chandra, VP Worldwide Marketing, Versant

        "The support of standards based interfaces like JDO will enable customers to build once and deploy to the right architecture providing them maximum leverage for their investments."

Keiron McCammon, CTO, Versant

        "This merger will combine two complementary product lines to offer our mutual customers more choices and flexibility."

Keiron McCammon, CTO, Versant